Exhibit 99.1

Mountain Province's Gahcho Kué Diamond Mine 62 percent Complete

On plan and budget for first production in H2 2016

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, July 7, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that development of the Gahcho Kué diamond mine is progressing according to plan and budget with the overall project approximately 62 percent complete at the end of May, 2015. Key areas of focus are continued dewatering to expose the kimberlites, the placement of concrete foundations and the erection of steel superstructures of the major facilities.  A key milestone is to ensure that the process plant building is enclosed by October 2015.

Patrick Evans, Mountain Province President and CEO, commented: "We're on track for first production in H2 2016 and are currently making arrangements to be in a position to receive and sell our 49 percent share of diamond production. These arrangements are expected to be in place by the end of 2015."

There are currently approximately 500 employees and contractors on site at Gahcho Kué and this number is expected to peak at approximately 650 during the third quarter of 2015. During production there will be approximately 400 employees at Gahcho Kué. The project Operator, De Beers Canada, maintains a strong focus on a robust safety record with fifteen consecutive months without a lost-time injury.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond mine.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:21e 07-JUL-15